Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northcore reports second quarter 2009 financial results

     (TSX: NTI; OTCBB: NTLNF)

     TORONTO, Aug. 12 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today its interim financial results for the second quarter ended June 30,
2009. All figures are reported in Canadian dollars.
     Northcore reported consolidated revenues of $208,000 for the second quarter, an increase of 31 percent from the $159,000 generated in the first quarter of 2009. In the second quarter of 2008, we reported consolidated revenues of $207,000.
     Northcore derives its revenues from application hosting activities provided to customers, royalty fees from its business partners, the sale of software licenses, and the delivery of technology services, such as application development and software customization.
     Northcore reported a loss for the second quarter of $433,000 or $nil per share, basic and diluted. This compares to a loss of $759,000 or $0.01 per share, basic and diluted, in the first quarter of 2009. The improvement in loss for the quarter was due to a non-recurring reduction in licensing fees recorded in operating expenses relating to a settlement of past debts with a creditor for $240,000 less than the amounts previously recorded. In the second quarter of 2008, Northcore reported a loss of $575,000 or $0.01 per share, basic and diluted.
     Northcore also reported an EBITDA loss of $184,000 in the second quarter of 2009. This compares to an EBITDA loss of $472,000 in the first quarter of
2009 and an EBITDA loss of $387,000 in the second quarter of 2008. EBITDA loss is defined as losses before interest, taxes, depreciation, and employee stock options. Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.
     As at June 30, 2009, Northcore held cash and cash equivalents of
$687,000, and accounts receivable of approximately $180,000.
     Subsequent to the quarter end June 30, 2009, the Company has added Mr.
John Varghese as a member of the Board of Directors and a member of its
Committees. Mr. Varghese is a Chartered Accountant, CEO and Managing Partner
of VentureLink Funds, one of the leading Venture Capital Funds in Canada.

     <<
     Operating Highlights

     We also completed the following customer and operating activities in the period:

     -   Developed a direct marketing product to support a major strategic partner in a high profile sales initiative;
     -   Contracted with a major strategic partner to build and host a new media marketing platform for high value assets;
     -   Completed an engagement on a security integration project for a major strategic partner;
     -   Entered into a strategic partnership with the Pan Pacific Group
         International Ltd. through a shared ownership of Southcore
         Technologies Ltd., to market Northcore's technology products to
         Pan Pacific's international business network;
     -   Entered into a partnership with Cyberglobe International Holdings AVV
         Ltd., to be their lead provider of technology and related services;
     -   Brought a new sales leader, Steve White, to our team;
     -   Signed a technology licensing agreement with a Fortune 500 company that provided Northcore with access to a broader portfolio of intellectual properties; and
     -   Completed a series of debt to equity conversions by the investors and members of the Board of Directors.
     >>

     Outlook

     "In recent years we've dedicated our efforts to supporting asset management with GE, where we see pent-up demand for our existing products -
meaning more Hyster-like implementations following their successful dealer pilot - as well as new initiatives," said Duncan Copeland, CEO of Northcore
Technologies. "While by no means de-emphasizing our joint venture with GE, the formation of Southcore Technologies, our new joint venture with the Pan
Pacific Group, will give us access to new markets in the Caribbean, Latin
America and South America. Northcore's focus going forward is now to support the sales and marketing efforts at both joint ventures, plus the broadening of direct business development activity under Steve White's leadership. By leveraging our reference accounts, we are well positioned with the message that many are liberating their working capital through asset management and realizing large returns on investment using Northcore's technology."
     Northcore will hold a conference call at 10:00 a.m. (Eastern time) on
Thursday August 13 to discuss its financial results and review operational activities. Investors and followers of the Company can listen to a live broadcast of the call from the investor relations section of the Company's website, http://www.northcore.com/events.html.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>
     Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage and sell their capital equipment. Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
     Northcore also owns a 40 percent interest in Southcore Technologies Ltd., a strategic partnership with the Pan Pacific Group International Ltd ("Pan
Pacific"). Through this collaboration, Pan Pacific markets Northcore's proven suite of online products to its broad international business network and connects certain assets of Pan Pacific, on an exclusive basis, with enabling technologies from Northcore.
     Additional information about Northcore can be obtained at
www.northcore.com.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

     <<
                          Northcore Technologies Inc.
                          Consolidated Balance Sheets
                  (expressed in thousands of Canadian dollars)
                          (Canadian GAAP, Unaudited)
     -------------------------------------------------------------------------

                                         -------------------------------------
                                          June 30      June 30    December 31
                                            2009         2009         2008
                                         -------------------------------------
                                        (Unaudited)  (Unaudited)    (Audited)
                                                       (in US$)

                                                      translated
                                                     into US$ at
                                                     Cdn$ 1.1626
                                                         for
                                                     convenience

     Cash                                 $     687    $     591    $     460
     Other current assets                       232          200          333
     Other assets                               554          476           19
                                         -------------------------------------
       Total assets                       $   1,473    $   1,267    $     812
                                         -------------------------------------
                                         -------------------------------------
     Accounts payable and
      accrued liabilities                 $     559    $     481    $     948
     Deferred revenue                           142          122           30
     Current portion of long term debts         801          689        1,507
     Non-current portion
      of long term debts                        558          480          730
     Total shareholders' deficiency            (587)        (505)      (2,403)
                                         -------------------------------------
       Total liabilities and
        shareholders' deficiency          $   1,473    $   1,267    $     812
                                         -------------------------------------
                                         -------------------------------------

                          Northcore Technologies Inc.
        Consolidated Statements of Operations and Comprehensive Income
         (expressed in thousands of dollars, except per share amounts)
                          (Canadian GAAP, Unaudited)

                   ----------------------------- -----------------------------
                         Three Months Ended             Six Months Ended
                   ----------------------------- -----------------------------
                              June 30                       June 30
                   ----------------------------- -----------------------------
                     2009      2009      2008      2009      2009      2008
                     ($C)      ($US)     ($C)      ($C)      ($US)     ($C)
                   ----------------------------- -----------------------------

                             translated                    translated
                            into US$ at                   into US$ at
                            Cdn$ 1.1626                   Cdn$ 1.1626
                                for                           for
                            convenience                   convenience

     Revenues       $   208   $   179   $   207   $   367   $   316   $   364
                   ----------------------------- -----------------------------
     Operating
      expenses:
       General and
        admini-
        strative        159       137       398       599       515       841
       Customer
        service and
        technology      180       155       175       354       304       353
       Sales and
        marketing        53        46        21        70        60        83
       Employee
        stock
        options          39        33         9        87        75        19
       Depreciation       8         7         9        16        14        18
                   ----------------------------- -----------------------------
     Total
      operating
      expenses          439       377       612     1,126       969     1,314
                   ----------------------------- -----------------------------
     Loss from
      operations       (231)     (198)     (405)     (759)     (653)     (950)
                   ----------------------------- -----------------------------
     Interest
      expense:
       Cash
        interest
        expense          63        54        80       158       136       148
       Accretion
        of secured
        subordi-
        nated notes     139       120        90       275       237       169
                   ----------------------------- -----------------------------
     Total interest
      expense           202       174       170       433       372       317
                   ----------------------------- -----------------------------

                   ----------------------------- -----------------------------
     Loss and
      comprehensive
      loss for the
      period        $  (433)  $  (372)  $  (575)  $(1,192)  $(1,025)  $(1,267)
                   ----------------------------- -----------------------------
                   ----------------------------- -----------------------------
     Loss per
      share, basic
      and diluted   $ (0.00)  $ (0.00)  $ (0.01)  $ (0.01)  $ (0.01)  $ (0.01)
                   ----------------------------- -----------------------------
                   ----------------------------- -----------------------------
     Weighted
      average
      number of
      shares
      outstanding,
      basic and
      diluted
      (000's)       139,299   139,299   108,644   129,629   129,629   108,576
                   ----------------------------- -----------------------------
                   ----------------------------- -----------------------------
     >>

     %SEDAR: 00019461E          %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, Fax: (416) 640-0412, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 18:35e 12-AUG-09